UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_____________________________________

For the month of September, 2011

Commission File Number: 001-34152

WESTPORT INNOVATIONS INC.
____________________________________
(Translation of registrant's name into English)

Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F    ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Reference is made to (i) that certain Annual Information Form for the year ended March 31, 2011, as filed on June 8, 2011 as Exhibit 99.1 to Westport Innovations Inc. (“Westport”)’s Form 40-F for that same year (“Annual Information Form”) and (ii) that certain Management Information Circular dated June 1, 2011 relating to the annual meeting of the shareholders, as filed on June 21, 2011 as Exhibit 99.1 to Form 6-K (“Management Information Circular”).

Page 33 of the Annual Information Form provides a table setting forth the names, positions and offices held by each of Westport’s directors and executive officers.  That table mistakenly discloses that our Chief Executive Officer David R. Demers serves as a member of the Human Resources and Compensation Committee (via the footnote (2) referenced by his name).  The reference to footnote (2) is a typographical error.  Mr. Demers was not during the period presented (and is not currently) a member of the Human Resources and Compensation Committee.  Further, during the period presented, Mr. Demers did not participate in any deliberations that Committee had regarding his compensation nor was he present during any vote of that Committee with respect to his compensation.

Page 42 of the Management Information Circular provides a table setting forth the current members of the committees of Westport’s board of directors.  The table also mistakenly discloses that our Chief Executive Officer David R. Demers serves as a member of the Human Resources and Compensation Committee.

The members of the Human Resources and Compensation Committee currently are (and were during the period presented in the Annual Information Form and as of the date of the Management Information Circular) independent directors John A. Beaulieu, Warren J. Baker, M.A. (Jill) Bodkin, Dezso J. Horvath and Albert Maringer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Innovations Inc.
(Registrant)

Date: September 1, 2011	By:	/s/ Bill Larkin
Bill Larkin Chief Financial Officer